February 27, 2019

Peter M. Barbee
Chairman and President
Advance Green Energy, Inc.
523 US Highway 41 South
Inverness, FL 34450

       Re: Advance Green Energy, Inc.
           Amendment 3 to Offering Statement on Form 1-A
           Filed February 14, 2019
           File No. 24-10867

Dear Mr. Barbee:

      We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us so that information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 3 to Offering Statement on Form 1-A filed February 14, 2019

Part I, Item 1, Issuer Information
Contact Information, Provide the following information for the person [we] should call..., page 2

1. You deleted the information required by Form 1-A for the person that we should call in connection with any pre-qualification review of the offering statement. Please revise.
Part I, Item 1, Issuer Information
Contact Information, Provide up to two e-mail addresses to which [we] may send any comment letters..., page 2

2. You deleted the e-mail address information required by Form 1-A to which we may send any comment letters. Please revise.
 Peter M. Barbee
Advance Green Energy, Inc.
February 27, 2019
Page 2
Part I, Item 4, Summary Information Regarding the Offering and Other Current or Proposed
Offerings
Summary Information, Number of securities of that class outstanding, page 5

3. Revised disclosure in response to comment 3 in our February 13, 2019 letter that there are
         1,390,110,900 shares of Class A common stock outstanding is inconsistent with disclosure under "The Offering" on page 4 of Part II that there are 1,040,110,900 shares of Class A common stock outstanding. Please reconcile the disclosures.
Cover Page of Offering Circular, page 1

4. You did not revise the cover page of the offering circular to identify the disclosure format that you are using as you represented in response to comment 5 in our February 13, 2019 letter. Please revise.
Our Business, page 25

5. As indicated in comment 6 in our February 13, 2019 letter, your disclosure under "Our
         Business" suggests or implies that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise this subsection to make clear that you have not attained the commercialization stage for marketing, selling, and distributing your products.
Exhibit 11.1, page 1

6. We have read your response to comment 11 in our February 13, 2019 letter. It does not appear that your auditors amended their consent to acknowledge the reference to them under "Experts" on page 44 of the filing. Additionally, your consent is dated
         December 3, 2018, which is no longer current. Please amend your filing to provide an updated consent that acknowledges the reference to your auditors under "Experts" on page
         44 of the filing. Refer to Section 11 in Item 17 of Form 1-A for guidance.
        You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                               Sincerely,
FirstName LastNamePeter M. Barbee
                                                               Division of
Corporation Finance
Comapany NameAdvance Green Energy, Inc.
                                                               Office of
Manufacturing and
February 27, 2019 Page 2                                       Construction
FirstName LastName